Exhibit 28(d)(2)

AMENDED AND RESTATED SCHEDULE A

dated June 30, 2014

to the

ADVISORY AGREEMENT

dated January 9, 2014 between

REALITY SHARES ETF TRUST

and

REALITY SHARES ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate

Reality Shares NASDAQ-100 DIVS Index ETF	0.85%

Reality Shares DIVS Index ETF	0.85%

Reality Shares DIVS ETF	0.85%

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers as of the date first above written.

REALITY SHARES ETF TRUST,

on behalf of each Fund listed above

By: /s/ Eric Ervin

Name: Eric Ervin

Title: President

REALITY SHARES ADVISORS, LLC

By: /s/ Eric Ervin

Name: Eric Ervin

Title: President and Chief Executive Officer

A-1